--------------------------
      OMB APPROVAL
      --------------------------
      OMB Number: 3235-0145
      --------------------------
      Expires: December 31, 2005
      --------------------------
      Estimated average burden
      hours per response... 11
      --------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                          Drew Industries Incorporated
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share**
                         (Title of Class of Securities)

                                   26168L 205
                                 (CUSIP Number)

        Leigh J. Abrams, 200 Mamaroneck Avenue, White Plains, N.Y. 10571 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  April 1, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e),240.13d-1(f) or 240.13(d)-1(g),check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,312,482, which constitute approximately 13.0% of the total number of shares outstanding. All ownership percentages assume that there are 10,069,043 shares outstanding, including 68,200 shares subject to presently exercisable options by Reporting Persons.

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP No. 26168L 205                                          Page 2 of 13 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     L. Douglas Lippert (1)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     SC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     L. Douglas Lippert is a citizen of the United States.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,169,163(1)(2)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,169,163(1)(2)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,199,163(1)(3)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                                *SEE INSTRUCTIONS

CUSIP No. 26168L 205                  13D                     Page 3 of 13 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) L. Douglas Lippert is the Reporting Person as Trustee of the following seven (7)trusts (hereinafter, individually, the "Trust" and, collectively, the "Trusts"):

      (i)   L. Douglas Lippert Living Trust, dated June 6, 1989

      (ii) Lippert Family Irrevocable Trust f/b/o Jason D. Lippert, dated December 20, 1986

      (iii) Lippert Family Irrevocable Trust f/b/o Joshua E. Lippert, dated December 20, 1986

      (iv) Lippert Family Irrevocable Trust f/b/o Jarod B. Lippert, dated December 20, 1986

      (v) Lippert Family Irrevocable Trust f/b/o Jaime R. Lippert, dated December 20, 1986

      (vi) Lippert Family Irrevocable Trust f/b/o Jayde S. Lippert, dated December 20, 1986

Includes 384,848 shares held by L. Douglas Lippert as Trustee of Trusts (ii) through (vi) above, over which Mr. Lippert has sole voting and dispositive power. Mr. Lippert disclaims pecuniary interest in such shares.

(2) Excludes 20,000 shares subject to an option at $9.3125 per share which is not exercisable within 60 days, and 30,000 shares subject to such option, as to which such option is presently exercisable.

(3) Includes 30,000 shares subject to an option at $9.3125, which are presently exercisable, and excludes 20,000 shares subject to such option, as to which such option is not exercisable within 60 days.

CUSIP No. 26168L 205                  13D                     Page 4 of 13 Pages

                           ATTACHMENT TO SCHEDULE 13D

      The Reporting Persons are filing this single joint Schedule 13D because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act"), although membership in a "group" is disclaimed and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists. Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in Schedule 13D.

CUSIP No. 26168L 205                  13D                     Page 5 of 13 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 1. Security and Issuer

            No Change

CUSIP No. 26168L 205                  13D                     Page 6 of 13 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 2. Identity and Background

            No change

CUSIP No. 26168L 205                  13D                     Page 7 of 13 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration

            No Change

CUSIP No. 26168L 205                  13D                     Page 8 of 13 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 4. Purpose of Transaction

            No Change

CUSIP No. 26168L 205                  13D                     Page 9 of 13 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 5. Interest in Securities of the Issuer

            Paragraph (a) of Item 5 is hereby partially amended by substituting the following information relating to L. Douglas Lippert.

      Because L. Douglas Lippert has sole voting and dispositive power over 1,213,457 shares including 384,848 as Trustee of the Trusts, and 30,000 shares subject to options exercisable within 60 days, the aggregate number of shares of stock owned beneficially by L. Douglas Lippert pursuant to Rule 13d-3 is 1,199,163, constituting approximately 11.9% of the Issuer's outstanding shares of Common Stock.

            Paragraph (b)

            See response to Paragraph (a) above.

            Paragraph (c))

            Paragraph (c)) of Item 5 is hereby partially amended by adding at the end thereof the following:

            Since the filing of Amendment No. 7 to this schedule 13D, dated November 6, 2002,the following transactions in shares of Common Stock were affected by the Reporting Persons:

      On February 5, 2003, 14,294 shares were distributed from the Trusts to Jarod B. Lippert, the adult son of L. Douglas Lippert.

      On April 1, 2003 L. Douglas Lippert received a transfer of 784,315 shares of Common Stock from L. Douglas Lippert Flite Trust dated December 10, 1999, The Northern Trust Company as Trustee.

            Paragraph (d)

            Not applicable.

            Paragraph (e)

            Not applicable.

CUSIP No. 26168L 205                  13D                    Page 10 of 13 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            No Change

CUSIP No. 26168L 205                  13D                    Page 11 of 13 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 7. Material to be filed as Exhibits

            No change

CUSIP No. 26168L 205                  13D                    Page 12 of 13 Pages

                           ATTACHMENT TO SCHEDULE 13D

            After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: April 2, 2003


                                        /s/ L. Douglas Lippert
                                        ----------------------------------------
                                        L. Douglas Lippert, as Trustee of:

                                        The L. Douglas Lippert Living Trust,
                                        dated June 6, 1989;

                                        The Lippert Family Irrevocable Trust
                                        f/b/o Jason D. Lippert, dated December
                                        20, 1986;

                                        The Lippert Family Irrevocable Trust
                                        f/b/o Joshua E. Lippert, dated December
                                        20, 1986;

                                        The Lippert Family Irrevocable Trust
                                        f/b/o Jarod B. Lippert, dated December
                                        20, 1986;

                                        The Lippert Family Irrevocable Trust
                                        f/b/o Jaime R. Lippert, dated December
                                        20, 1986;

                                        The Lippert Family Irrevocable Trust
                                        f/b/o Jayde S. Lippert, dated December
                                        20, 1986; and

                                    as Attorney-in-fact for:
                                        Jason D. Lippert (1)
                                        Joshua Lippert (2)

----------

(1) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D of the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

(2) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D-1 of amendment 1 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

CUSIP No. 26168L 205                  13D                    Page 13 of 13 Pages

                           ATTACHMENT TO SCHEDULE 13D

                                    EXHIBIT E

            Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities as set forth herein below.

Dated: April 2, 2003


                                        /s/ L. Douglas Lippert
                                        ----------------------------------------
                                        L. Douglas Lippert, as Trustee of:

                                        The L. Douglas Lippert Living Trust,
                                        dated June 6, 1989;

                                        The Lippert Family Irrevocable Trust
                                        f/b/o Jason D. Lippert, dated December
                                        20, 1986;

                                        The Lippert Family Irrevocable Trust
                                        f/b/o Joshua E. Lippert, dated December
                                        20, 1986;

                                        The Lippert Family Irrevocable Trust
                                        f/b/o Jarod B. Lippert, dated December
                                        20, 1986;

                                        The Lippert Family Irrevocable Trust
                                        f/b/o Jaime R. Lippert, dated December
                                        20, 1986;

                                        The Lippert Family Irrevocable Trust
                                        f/b/o Jade S. Lippert, dated December
                                        20, 1986; and

                                    as Attorney-in-fact for:
                                        Jason D. Lippert (1)
                                        Joshua Lippert (2)

----------

(1) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D of the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

(2) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D-1 of amendment 1 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.